Exhibit 99.1

POET TECHNOLOGIES INC.

Head Office: Suite 501, 121 Richmond St. W Toronto, ON, M5H 2K1 Phone: (416) 368-9411 Fax: (416) 861-0749	Operations Office: P.O. Box 555 Storrs-Mansfield, CT 06268 Phone: (203) 612-2366

NEWS RELEASE

POET Technologies Announces Completion of a New Valuation Report

Toronto, ON, and Storrs, CT, August 6, 2014 — POET Technologies Inc. (TSX-V: PTK; OTCQX: POETF) (“the Company”) — developer of the planar opto-electronic technology (POET) platform for monolithic fabrication of integrated circuit devices containing both electronic and optical elements on a single semiconductor wafer — today announced that it has received a new valuation report on its intellectual property (the “New P&A Report”) from Pellegrino and Associates LLC (“P&A”). The New P&A Report contains a great deal of proprietary and sensitive confidential information, and will not be made public. A copy of the detailed summary (the “Summary”) of the new P&A report which has been approved by P&A will be filed on the Company’s website at www.poet-technologies.com, with the Company’s electronic filings on SEDAR (www.sedar.com) in Canada and on Edgar (https://www.sec.gov/edgar/searchedgar/companysearch.html) in the United States. The effective date of the opinions and conclusions in the New P&A report is March 1, 2014 and the effective date of the written report is July 22, 2014.  The New P&A Report and the Summary contain several disclaimers, key assumptions, definitions, risks factors, methodologies, and limiting factors which should be reviewed carefully in the Summary for a more complete understanding of the ascribed value.

On January 20, 2014, the Company announced the completion of a detailed review of the certified valuation engagement report prepared under prior management of the Company in 2010 by P&A, and which was disclosed in a press release disseminated and filed on SEDAR on March 2, 2011. The Company further announced that it had decided to engage P&A to refresh the valuation based on current fact patterns. As part of the investigative efforts of the Special Strategic Committee (the “SSC”) in place at that time, and in keeping with the Company’s ongoing continuous disclosure obligations, in consultation with P&A, the SSC had determined that many of the assumptions, matrices and key value drivers upon which original report was based were outdated or otherwise no longer applicable or relevant with the passage of time.

Value Conclusion Using the Income Approach

P&A performed 10,000 simulations on two income valuation models using a Latin Hypercube sampling algorithm for 10,000 total value calculations.

The valuation model indicates the fair market value of the Subject Property in the markets considered at a 90% confidence level is between $851,235,961 and $4,271,102,920 with a mean value of $2,415,029,242 and a median value of $2,330,489,354.  P&A used the statistical median as their expected value, as it removes the impact of improbable outliers.  Therefore, in P&A’s opinion, based upon a reasonable degree of probability within the valuation profession, the fair market value of the Subject Property in the context of the POET licensing program is $2,330,489,354 using the income approach to value.

It is important to note that a third party valuation is not an indication of interest by any party, nor does it represent an actual offer to purchase the POET intellectual property. As indicated in the report, the POET Technology is still under development, and no assurances can be given that such development will be successfully completed, that the technology will be brought to commercial realization or that the

Company’s target markets will adopt this technology. Commercial applications of the technology will likely not be available for several years, if ever.

The fair market value estimate in the appraisal report does not necessarily reflect the actual price that the Company could realize from a true sale of its technology in a real market. Rather, the valuation reflects the notional value of the technology in an assumed market. This assumed market considers, among other things, the historic and prospective value of the technology in light of the associated business risk. The notional value does not include possible synergistic benefits or economies of scale that might accrue to the potential purchaser not already captured in the report. The notional value was also derived utilizing various assumptions and estimates relating to growth, establishing new markets, expansion into new markets and related plans other than statements of historical fact, which are forward-looking statements subject to a number of uncertainties that could cause actual value to differ materially from the third party valuation. P&A makes no representations or assurances as to the Company’s plans or ability to effect any planned and/or proposed actions. Furthermore, P&A derived its valuation based on certain technical information provided by the Company and related sources believed by the valuation firm to be reliable, but the valuation firm did not undertake an independent verification of the accuracy and completeness of this information, and no representation, expressed or implied, is made as to its accuracy, completeness or correctness. P&A is not an investment advisor, and its report is not investment advice.

In the real market, the technology could generate as many prices as there are buyers in the market, with each buyer having the ability to pay its own specific price based on its own specific set of circumstances. In the end, the final price will be the result of a set of negotiations between buyers and sellers that the valuation firm could not ascertain or forecast for the purpose of its engagement. However, P&A did test its value conclusions to ensure that there was a reasonable economic basis for its value opinion.

P&A prepared its report in accordance with the Uniform Standards of Professional Appraisal Practice (“USPAP”). The Company paid P&A a flat fee for its analysis that was in no way contingent on achieving any predetermined value conclusion. Further, P&A has no current or contingent interest in the Company and has no duty to update its analysis to account for subsequent events.

Engagement Overview

The Company engaged P&A to perform a detailed analysis to identify, develop, and report on the fair market value of the Company’s intellectual property portfolio based on the Company’s contemporary business plans. The property subject to consideration includes economic income attributable to the Company’s POET intellectual property portfolio as it applies to the following items (the “Subject Property”): the general computer market, which consists primarily of server computers, desktop computers, and laptop computers; the defense contractor market; the smartphone/tablet market; the memory market; the optical transceiver market; the baseband processor market; and the graphics processing unit market.

POET addresses a broad spectrum of applications (e.g., communications lasers, infrared sensors, pixel arrays, etc.) that may extend well beyond the basic licensing scenarios that P&A modeled, however, they did not consider or value any other assets or market applications in this valuation report nor did they conduct a fairness opinion for the Company.

Approaches to Determining Value

Three accepted approaches to valuing the Subject Property exist: the market approach (or sales comparison approach), the income approach, and the cost approach. Given the wide use and acceptance of the income approach to valuing intellectual property and P&A’s ability to apply it to this engagement in a manner consistent with valuation standards, in its opinion, based upon a reasonable degree of probability within the valuation profession, the income approach provided a credible value indication for the Subject Property.

Significant Differences From Prior Valuation

P&A performed a valuation of the Company’s intellectual property portfolio in 2010. The format, content, and conclusions presented in this valuation report differ dramatically from the prior work product that P&A produced. P&A’s contemporary work product reflects the influences of new markets considered, new market dynamics, new developments in POET, a new management team, and a new focus on POET, among others. Further particulars of the significant differences can be found in more detail in the Summary.

No Selective Disclosure

In keeping with the Company’s disclosure policies and applicable securities laws, P&A is not permitted to respond to any enquiries from investors concerning the content of the New P&A Report or the Summary.

The New P&A Report, as expected, has provided useful information and has been a beneficial aid, along with the arsenal of many other management tools, to assist the Company in assessing market potential and achieving its goal of commercialization of the POET Technology. Notwithstanding, the Company does not expect to commission any further updates.

About POET Technologies Inc.

POET Technologies is the developer of the POET platform for monolithic fabrication of integrated circuit devices containing both electronic and optical elements on a single semiconductor wafer. With head office in Toronto, Ontario, Canada, and operations in Storrs, CT, the Company, through ODIS Inc., a U.S. company, designs III-V semiconductor devices for military, industrial and commercial applications, including infrared sensor arrays and ultra-low-power random access memory. The Company has several issued and pending patents for the POET process, with potential high speed and power-efficient applications in devices such as servers, tablet computers and smartphones. The Company’s common shares trade on the TSX Venture Exchange under the symbol “PTK” and on the OTCQX under the symbol “POETF”. For more information please visit our website at www.poet-technologies.com.

ON BEHALF OF THE BOARD OF DIRECTORS

/s/ Michel Lafrance
Michel Lafrance, Secretary

For further information:

Christopher Chu, Grayling

Tel: (908) 251-9869

Email: poet@grayling.com

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This news release contains “forward-looking information” (within the meaning of applicable Canadian securities laws) and “forward -looking statements” (within the meaning of the U.S. Private Securities Litigation Reform Act of 1995). Such statements or information are identified with words such as “anticipate”, “believe”, “expect”, “plan”, “intend”, “potential”, “estimate”, “propose”, “project”, “outlook”, “foresee” or similar words suggesting future outcomes or statements regarding an outlook.  Such statements include all aspects of the opinions contained in the New P&A Report and the Summary.

Such forward-looking information or statements are based on a number of risks, uncertainties and assumptions which may cause actual results or other expectations to differ materially from those anticipated and which may prove to be incorrect. Assumptions have been made regarding, among other things, management’s expectations regarding future growth, plans for and completion of projects by the Company’s third party relationships, availability of capital, and the necessity to incur capital and other expenditures. Actual results could differ materially due to a number of factors, including, without limitation, operational risks in the completion of the Company’s anticipated projects, delays or changes in plans with respect to the development of the Company’s anticipated projects by the Company’s third party relationships, risks affecting the Company’s ability to execute projects, the ability to attract key personnel, and the inability to raise additional capital. Although the Company believes that the expectations reflected in the forward-looking information or statements are reasonable, prospective investors in the Company’s securities should not place undue reliance on forward-looking statements because the Company can provide no assurance that such expectations will prove to be correct. Forward- looking information and statements contained in this news release are as of the date of this news release and the Company assumes no obligation to update or revise this forward-looking information and statements except as required by law.